NovaWest Resources Inc.

RECEIVED

2005 DEC 28 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013536

News Release

For Immediate Release

PRIVATE PLACEMENT CLOSES

SUPPL

Vancouver, December 14 2005 , 11:45a.m. PST

Novawest Resources Inc. (the "Company" Symbol "**NVE**" on the TSX Venture Exchange and "**NWM**" on the Frankfurt Stock Exchange) announces that its private placement of 2,000,000 Units at a price of $0.10 per Unit, announced November 8, 2005 is closed and fully subscribed.

Each Unit consists of one Common Share in the capital of the Company and one Share Purchase Warrant. Each Warrant will entitle the purchaser to purchase one additional share exercisable at a price of $0.10 per share on or before May 4, 2006 or thereafter at a price of $0.25 on or before May 4, 2007.

The shares and any shares issued upon exercise of the warrants shall not trade on or before April 13, 2006 under the regulations of the BC Securities Act and the policies of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

PROCESSED

DEC 30 2005

THOMSON FINANCIAL

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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